Via Facsimile and U.S. Mail
Mail Stop 6010

November 6, 2006

William J. Gedwed
President and Chief Executive Officer
HealthMarkets, Inc.
9151 Grapevine Highway
North Richland Hills, Texas 76180

Re: HealthMarkets, Inc.
**   Form 10-K for the Fiscal Year Ended December 31, 2005**
**   Filed March 14, 2006**
**   File Number: 001-14953**

Dear Mr. Gedwed:

        We have completed our review of your Form 10-K and have no further comments
at this time.

                                    Sincerely,

                                    Jim Atkinson
                                    Accounting Branch Chief